UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

CHINA RECYCLING ENERGY CORPORATION
(Name of Issuer)

Common Stock, $0.001 par value per share
(Title of Class of Securities)

168913101
(CUSIP Number)

Guangyu Wu
China Recycling Energy Corporation
429 Guangdong Road
Shanghai 200001
People's Republic of China
Tel: (86-21) 6336-8686
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

November 14, 2007
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 168913101	13D

1	NAME OF REPORTING PERSONS

Hanqiao Zheng
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐
(b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS*

PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION

People's Republic of China
	7	SOLE VOTING POWER

		18,706,943 Shares
Number of	8	SHARED VOTING POWER
Shares
Beneficially		-0-
Owned by	9	SOLE DISPOSITIVE POWER
Each Reporting
Person With		18,706,943 Shares
	10	SHARED DISPOSITIVE POWER

		-0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

18,706,943 Shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

51.4%
14	TYPE OF REPORTING PERSON*

IN

Item 1. Security and Issuer

    This Statement on Schedule 13D (this "Statement") relates to common stock, $0.001 par value per share (the "Common Stock"), of China Recycling Energy Corporation, a Nevada corporation ("Issuer"). The principal executive offices of the Issuer are located at 429 Guangdong Road, Shanghai 200001, People's Republic of China.

    The aggregate number of shares beneficially owned by the Reporting Person identified in this filing is 18,706,943 Shares or 51.4% of the common stock, based on 36,425,094 shares outstanding of the Issuer's common stock as of May 16, 2008. The outstanding share information was provided by the Issuer.

Item 2. Identity and Background

    This Statement is filed by Hanqiao Zheng, a citizen of People's Republic of China ("Reporting Person"). The principal address of the Reporting Person is No. 53, Middle Suite, Donghao Village, Wenyi Road, Beilin District, Xi'an, Shaanxi Province, Postal Code: 710600, People's Republic of China. Mr. Zheng is the President and Chairman of the Board of the Issuer.

    During the past five years, the Reporting Person: (i) has not been convicted in a criminal proceeding; and (ii) was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

    The funds were derived from the Reporting Person's personal funds.

Item 4. Purpose of Transaction

    On November 14, 2007, the Issuer entered into an Assets Transfer and Share Issuance Agreement ("Agreement A") with the Reporting Person, who is the President, Chairman of the Board and a major shareholder of the Issuer, and Shanghai TCH Energy Technology Co. Ltd ("TCH"), the wholly owned subsidiary of the Issuer. Under Agreement A, the Reporting Person assigned and transferred to the Issuer two TRT systems ("Invested Assets") owned by him as capital investment. The total value of the Invested Assets was $9,677,420. In exchange for the Invested Assets, the Reporting Person received 7,867,821 shares of common stock of the Issuer, at the price of $1.23 per share.

    Also on November 14, 2007, the Issuer entered into a Share Purchase Agreement ("Agreement B") with the Reporting Person. Under Agreement B, the Reporting Person made a cash investment of $4,032,258 to the Issuer and, in exchange for the cash investment, the Reporting Person received 3,278,259 shares of common stock of the Issuer, at the price of $1.23 per share.

    As the result of Agreement A and Agreement B, the Reporting Person acquired in total 11,146,080 shares of common stock of the Issuer, at a price of $1.23 per share. The Issuer received a total investment of $13,709,678 in the form of two TRT systems and a cash investment from the Reporting Person. The purpose of the transactions under Agreement A and Agreement B was investment.

    On March 7, 2008, the Reporting Person transferred 600,000 shares of common stock of the Issuer, without consideration, as a gift.

    The Reporting Person may in the future determine to: (i) acquire additional securities of the Issuer through open market purchases, private agreements or otherwise, (ii) dispose of all or a portion of the securities of the Issuer owned by it, or (iii) consider plans or proposals which would relate to or result in: (a) the acquisition by any person of additional securities of the Issuer; (b) an extraordinary corporate transaction such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) the sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any change in the board of directors or management of the Issuer, including any plans or proposals to change the number or terms of directors or to fill any existing vacancies of the board of directors of the Issuer; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer's business or corporate structure; (g) changes in the Issuer's charter, bylaws or instruments; (h) any other action whether or not similar to those enumerated above. The Reporting Person reserves the right to take actions to influence the management of the Issuer should it deem such actions appropriate.

Item 5. Interest in Securities of the Issuer

    The Reporting Person owns 18,706,943 shares of common stock of the Issuer representing 51.4% of the outstanding common stock. The Reporting Person has sole voting and dispositive power over the subject securities.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

    None.

Item 7. Material to Be Filed as Exhibits

    None.

After reasonable inquiry, and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: June 23, 2008.

	By:	/s/ Hanqiao Zheng
Name of Reporting Person:		Hanqiao Zheng